SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 November 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 03 November 2008 re: Interim Management Statement

92/08                                                                                                                                                3 November 2008

LLOYDS TSB RELATIONSHIP BUSINESSES CONTINUE TO TRADE WELL

Interim management statement - key highlights*

  The Group continues to trade well and deliver good income growth from its relationship businesses in an immensely challenging period for financial services companies. However the impact of market dislocation, insurance related volatility and higher impairments, particularly in our corporate lending portfolios, led to a substantial reduction in statutory profit before tax in the first nine months of the year.

  Excluding the impact of market dislocation and insurance related volatility, each division has achieved revenue growth in excess of cost growth.

  The Group has continued to capture market share in a number of key areas, whilst improving new business product margins.

  The Group has maintained its strong liquidity and funding position, with its wholesale funding maturity profile at a similar level to twelve months ago.

  We remain on track to deliver a good trading performance in 2008, notwithstanding the continued deterioration in the UK economic environment.

Eric Daniels, Group Chief Executive, commented:

"Despite the extremely challenging market and economic conditions, the Group remains on track to deliver a good trading performance during 2008, notwithstanding lower statutory profits as a result of the impact of market dislocation, insurance related volatility and higher impairment charges. Our strong liquidity and funding capabilities have ensured that the Group has continued to raise wholesale funding at market leading rates and, especially over the last few weeks, the Group has been securing some longer term funding without recourse to any Government guarantees. This gives the Group a competitive advantage and has enabled our corporate and retail relationship banking businesses to continue to grow in the first nine months of the year, capturing market share in a number of key areas whilst improving product margins. Our strategy and focus remains on continuing to build strong customer relationships, whilst improving the efficiency and effectiveness of our operations.

Whilst continuing to remain cautious on the UK economic outlook, the Group is well positioned to withstand the expected economic challenges over the next few years. Our business model is robust and, by focusing on our core strengths and selective growth opportunities, we expect to deliver a good trading performance in 2008."

*Unless otherwise stated, comparisons are of performance for the first nine months of 2008 against the equivalent period of 2007 for the Group's continuing businesses.

The Group's core businesses have continued to trade well during the third quarter of 2008, notwithstanding the continuing difficulties in financial markets and the worsening economic environment in the UK. This serves to demonstrate both the prudence of our business model and the high quality, sustainable nature of our income. Whilst no bank has been immune to the recent market turbulence and economic downturn, the impact on the Group's core trading continues to be manageable.

Continued strong revenue momentum in UK Retail Banking

The Retail Bank has continued to make strong progress, with further growth in product sales supporting slightly higher revenue growth in the third quarter than in the first half of the year.  Revenue growth has exceeded cost growth in the first nine months of the year. We continue to acquire new current accounts at a similar level to last year, and have also achieved good growth in bank savings and Wealth Management cash balances.

Levels of mortgage allocations have slowed considerably over the last few months, reflecting difficult market conditions and the impact on the housing market of falling house prices throughout the UK. However, we have maintained a significant market share of net new mortgage lending, whilst continuing to focus on the higher quality prime mortgage market and ensuring prudent new business loan-to-value ratios.  The Group's estimated market share of net new lending in the third quarter of 2008 was 31 per cent.  New business net interest margins have improved over the last twelve months as we benefit from both a market-wide increase in interest spreads and our relative funding advantage. The Group has continued to maintain high levels of asset quality by its continued focus on the prime UK mortgage market, with an average loan-to-value of new business written during the third quarter of 2008 of 64 per cent, in line with our recent performance.

We have maintained our strong position in personal loans and credit card issuance, and have continued to build our credit card business with continued growth in new customers choosing the Lloyds TSB AirMiles Duo account. The quality of our new unsecured personal loans has remained strong, reflecting the Group's focus on lending to existing current account customers where we better understand our customers' financial position.

Good progress in Insurance and Investments

In Insurance and Investments, we have continued to achieve a good level of sales growth in the bancassurance channel, reflecting a strong performance in the sale of stand-alone protection products and OEICs through the Group's Wealth Management business. In the IFA channel, sales of pensions were good, however a significant reduction in the sale of savings and investment products led to an overall reduction in new business sales. Scottish Widows continues to make improvements in operational efficiencies and this has led to another excellent cost performance, with operating expenses continuing to be lower than last year. The capital position of Scottish Widows remains strong, notwithstanding recent falls in equity markets.

In General Insurance, we have delivered improved home insurance sales through the branch network and strong sales through our increasing corporate partnering arrangements.  We expect to achieve good profit growth in the business in 2008, reflecting a significant reduction in weather-related claims, following last year's unusually high level of claims, and ongoing benefits from recent investments in improving our claims processes.

Strong relationship banking growth in Wholesale and International Banking

In Wholesale and International Banking, while profits were lower reflecting the continued impact of market dislocation, the division has continued to make substantial progress in its core banking businesses.  Excluding this impact of market dislocation, the division achieved double-digit growth in profit before tax.  In Commercial Banking, growth in business volumes, in particular supported by 22 per cent growth in lending over the last twelve months to Small and Medium-sized Enterprises (SMEs) with a turnover up to £15 million, and good progress in improving operational efficiency have resulted in continued strong trading surplus growth, which has been partly offset by higher impairments. In Corporate Markets, further progress has been made in developing our relationship banking franchise supporting increased customer demand for corporate lending and delivering a strong cross-selling performance.

The division has relatively limited exposure to assets affected by current market uncertainties. However, in Wholesale and International Banking profit before tax was reduced by £270 million during the third quarter of 2008 as a result of the impact of market dislocation on certain legacy portfolios. This principally reflects mark-to-market adjustments on treasury assets, impairments of exposures reclassified as loans and receivables and the write-down to zero of the Group's exposure to Structured Investment Vehicle (SIV) capital notes.

Following the recent amendment to International Accounting Standard 39 (IAS 39) the Group has reviewed the classification of its trading portfolios. For certain of the Group's legacy portfolios, there is no longer an active market and consequently trading activity has ceased. The Group now intends to hold these assets for the longer term and they have therefore been reclassified to loans and receivables (see appendix).  The effect of this reclassification has been to reduce the charge, in the third quarter of 2008, relating to market dislocation by £114 million, to £270 million.

At 30 September 2008, the Group's portfolio of available-for-sale assets totalled £24.7 billion.  A significant proportion of these assets (£7.2 billion) related to the Asset Backed Securities (ABS) in Cancara, our hybrid Asset Backed Commercial paper conduit.  The balance of the Group's available-for-sale assets includes £3.1 billion Student Loan ABS, predominantly guaranteed by the US Government, £8.4 billion Government bonds and short-dated bank commercial paper and certificates of deposit and £5.4 billion major bank senior paper and high quality ABS. These available-for-sale assets are not held for trading purposes and as a result, under IFRS, they are marked-to-market through reserves. During the third quarter of 2008, a net £792 million reserves adjustment has been made to reflect the fact that, whilst not currently impaired, there has been a reduction in the market value of these assets.  This adjustment has no impact on the Group's capital ratios.

The attached appendix shows the credit market positions on certain legacy positions in Corporate Markets, at 30 September 2008, on both a gross and net basis.

Strong Group cost performance

The Group's strong cost performance has continued, resulting in a further improvement in the Group's underlying cost:income ratio. The Group's programme of efficiency improvements continues to progress well and we remain on track to deliver net benefits of circa £250 million in 2008.

In a difficult economic environment, asset quality remains satisfactory

Overall Group asset quality remains satisfactory, despite higher impairment losses on loans and advances, largely reflecting the impact of lower house prices on the mortgage impairment charge and higher Corporate impairments, reflecting the ongoing deterioration in the UK economic environment and global financial markets. In the Retail Bank, arrears and delinquency trends in unsecured lending portfolios have remained satisfactory.  Whilst arrears in the personal loan portfolio have continued to reduce, the Group's credit card and overdraft portfolios are showing slightly higher arrears than twelve months ago, reflecting the challenging economic environment.  However, as we have previously indicated, the overall retail unsecured impairment charge in 2008 is not expected to significantly exceed that in 2007.

Mortgage credit quality remains robust with arrears levels at 30 September 2008 up 14 per cent over the last twelve months, compared to an industry average increase of 34 per cent in the twelve months to 30 June 2008.  Although realised losses during the period have not been significant, the fall in the house price index (HPI) in the first nine months of 2008 has led to an increase in the HPI related charge for impairments.  We expect this HPI related component of the impairment charge in the second half of 2008 to be approximately £120 million, based on the Group's latest assumption of a fall in house prices of approximately 15 per cent during 2008. Excluding the impact of this HPI related charge, mortgage impairments remain at a relatively modest level.  Compared to the Council of Mortgage Lenders (CML) industry averages at 30 June 2008, Cheltenham & Gloucester had approximately half the industry average for properties in possession and new repossessions as a percentage of total cases in the first half of 2008.

In Wholesale and International Banking, corporate and small business asset quality remains satisfactory, although the recent deterioration in the UK economic environment has started to generate higher impairment charges in our corporate lending portfolios. In addition, the number of high profile financial services company collapses is likely to lead to additional write-offs of approximately £300 million in the second half of 2008 (approximately £200 million impairment, £100 million reduction in income).

Insurance volatility

During the third quarter of 2008, high levels of volatility in fixed income markets and lower equity markets contributed to adverse volatility of £504 million relating to the insurance business, excluding policyholder interests volatility.  This reflects a reduction in the market consistent valuation of the annuity portfolio, driven by the continued widening of corporate bond spreads, and lower expected future shareholder income from contracts where the underlying policyholder investments are in equities.

Robust capital ratios and strong liquidity and funding position

The Group's capital ratios remain robust and the rate of risk-weighted asset growth in 2008 is expected to be high-teens per cent, including growth of approximately 7 percentage points reflecting the impact of falling house prices and exchange rate movements. Throughout the ongoing market turbulence, Lloyds TSB has maintained a strong liquidity position for both the Group's funding requirements, which are supported by the Group's strong and stable retail and corporate deposit base, and those of its conduit, Cancara. In addition, retail deposit inflows remain strong and the Group continues to benefit from its strong credit ratings and diversity of funding sources.  The Group's wholesale funding maturity profile has remained at a similar level to twelve months ago.

Over the last few weeks, we have seen some improved signs of stabilisation in global money markets, lower LIBOR interest rates, and an easing of general liquidity and funding pressures. This has led to higher confidence levels, in particular in some capital markets which have started to re-open for higher quality issuers, and the Group has started to secure some longer term funding, including a £400 million 10 year bond, without recourse to any Government guarantees.

For further information:-

Investor Relations

Michael Oliver    +44 (0) 20 7356 2167

Director of Investor Relations

E-mail:  michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe    +44 (0) 20 7356 1571

Senior Manager, Investor Relations

E-mail:  douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Leigh Calder    +44 (0) 20 7356 1347

Senior Manager, Media Relations

E-mail:  leigh.calder@lloydstsb.co.uk

Amy Mankelow    +44 (0) 20 7356 1497

Senior Manager, Media Relations

E-mail:  amy.mankelow@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Appendix

Credit market positions in Corporate Markets

Lloyds TSB's high quality business model means that the Group has relatively limited exposure to assets affected by current financial market turbulence. The following table shows credit market positions in certain legacy portfolios within Corporate Markets, on both a gross and net basis.

Credit market positions	30 June 2008		30 September 2008		Write-down 2008Q3
	Net Exposure	Gross Exposure	Net Exposure	Gross Exposure
	£m	£m	£m	£m	£m
US sub-prime ABS-direct	-	-	-	-	-

ABS CDOs
- unhedged	70	70	49	49	29
- monoline hedged	-	297	-	316	16
- major global bank cash collateralised	-	1,382	-	1,538	-

Structured investment vehicles
- capital notes	35	35	-	-	41
- liquidity backup facilities	85	85	21	21	4

Loans and receivables*
- ABS trading book	-	-	316	316	81
- secondary loan trading	-	-	291	291	17
- other assets	-	-	2,265	2,265	23

Trading portfolio
- ABS trading book	417	417	-	-	-
- secondary loan trading	479	836	-	-	-
- other assets	3,622	3,622	1,391	1,391	59
					270
*IAS39 reclassifications from Trading portfolio
Available-for-sale assets	30 June 2008		30 September 2008		Reserves adjustment 2008Q3
		£bn		£bn	£m
Cancara		7.7		7.2	(400)
- US sub-prime - nil
- Alt-A - £417 million (85% AAA/Aaa)
- CMBS - £1,176 million (100% AAA/Aaa)

Student Loan ABS		3.2		3.1	(241)
- US Government guaranteed

Treasury assets		8.3		8.4	(41)
- Government bond and short-dated bank commercial paper and certificates of deposit

Other assets		5.2		5.4	(107)
- Major bank senior paper and high quality ABS
Total - Corporate Markets		24.4		24.1	(789)
Other businesses		0.6		0.6	(3)
Total - Group		25.0		24.7	(792)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  03 November, 2008